Exhibit 99.2

  GREAT PANTHER SILVER LIMITED

  MANAGEMENT’S DISCUSSION AND ANALYSIS
  FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	1

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
SIGNIFICANT TRANSACTIONS AND EVENTS AFFECTING OPERATIONS	3
THIRD QUARTER 2013 SUMMARY	5
MINE OPERATING RESULTS	6
RESOURCE AND EXPLORATION UPDATE	12
SELECTED QUARTERLY INFORMATION	12
QUARTERLY TRENDS AND MARKET DATA	16
RESULTS OF OPERATIONS	18
NON-IFRS MEASURES	24
LIQUIDITY AND CAPITAL RESOURCES	26
OFF-BALANCE SHEET ARRANGEMENTS	28
FINANCIAL INSTRUMENTS	28
OUTLOOK	30
TRANSACTIONS WITH RELATED PARTIES	31
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	31
CHANGES IN ACCOUNTING STANDARDS	33
SECURITIES OUTSTANDING	34
INTERNAL CONTROLS OVER FINANCIAL REPORTING	34
DISCLOSURE CONTROLS AND PROCEDURES	35
RISKS AND UNCERTAINTIES	35
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	38
QUALIFIED PERSON	40
CAUTIONARY NOTE TO U.S. INVESTORS	40
ADDITIONAL SOURCES OF INFORMATION	40

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	2

This Management’s Discussion and Analysis (“MD&A”) prepared as of November 5, 2013 reviews the financial condition and results of operations of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three and nine month financial periods ended September 30, 2013, and other material events up to the date of this report.  The information in this MD&A is as at November 5, 2013 unless otherwise indicated.  The following discussion should be read in conjunction with the annual audited consolidated financial statements and related notes for the year ended December 31, 2012 and the unaudited condensed interim consolidated financial statements and related notes for the three and nine month periods ended September 30, 2013.

The financial data included in the discussion provided in this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  All dollar amounts are in Canadian dollars, unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and Uncertainties” and “Cautionary Statement on Forward-Looking Statements” sections at the end of this MD&A, as well as “Description of the Business – Risk Factors” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2012.

This MD&A also makes reference to Cash Cost per Silver Ounce, EBITDA, Adjusted EBITDA, Cost of Sales before Non-Cash Items and Gross Profit before Non-cash Items.  These are considered Non-IFRS Measures.  Please refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and a reconciliation to the Company’s reported financial results.

PROFILE AND STRATEGY

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  Great Panther is in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa, all of which are also located in Mexico.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004.  In 2005, the Company incorporated Metálicos de Durango, S.A. de C.V. (“MDU”) and Minera de Villa Seca, S.A. de C.V (“MVS”).  These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato Mines, respectively, through service agreements with MMR.

The Company’s Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces silver, gold, lead and zinc.  The Guanajuato Mine Complex is located in the city of Guanajuato, in central Mexico, approximately 380 kilometres north-west of Mexico City, and produces silver and gold.  Each mine has its own processing facility with capacity to support future expansion.

Great Panther’s development stage property, the San Ignacio Project, is 22 kilometres by road from its Cata processing plant in Guanajuato.  The Company’s Santa Rosa Project is located approximately 15 kilometres northeast of Guanajuato, and the El Horcon Project is located 60 kilometres northwest of Guanajuato.

SIGNIFICANT TRANSACTIONS AND EVENTS AFFECTING OPERATIONS

The third quarter of 2013 saw improvements in silver and gold prices from the end of the second quarter of 2013.  Despite this, silver and gold prices remain well below levels at the start of the year.  Great Panther continued its efforts to reduce costs and improve grades at its wholly-owned Mexican mines.  Important developments in the Company’s business since the start of the three months ended September 30, 2013 (the “third quarter”) are as follows:

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	3

The Company announced the appointment of Mr. James Mullin to its Board of Directors, effective August 7, 2013.  Mr. Mullin’s former role was Senior Vice President of North American Operations at Newmont Mining Corporation from which he retired after a successful 33 year career with the company.  He holds a degree in Mining Engineering from the Colorado School of Mines and is a retired Professional Engineer in British Columbia.

Record total metal production of 789,250 silver equivalent ounces was achieved during the third quarter, which marked the second successive quarterly record in this respect.  Record metal production was also achieved at each mine.

Great Panther realized a significant improvement in operating margins and reductions in cash costs in the third quarter of 2013 as a result of initiatives implemented in the prior quarter to both improve grade control and reduce production costs at the two operating mines.  Initiatives taken to reduce operating costs included a reduction in the number of mining contractors at Guanajuato, renegotiation of mining contracts to create greater accountability for material and labor costs, improvements in mine planning and coordination with geology, and overall improvement of grade control.  The Company is continuing to focus on improving grade control and reducing site costs and overheads.

The overall improvement in operating margins and cash costs came mainly from Guanajuato. Topia’s operating costs have also improved, but by a much smaller margin.  The number of operating mines at Topia has been reduced to 11 (from 14) and will be further reduced to nine by year-end. Production at the remaining mines will be increased in order to maintain overall production levels and improve efficiency.

The Company also made reductions to exploration, general and administrative expenditures, and reduced capital expenditure and development programs, focusing on those with the greatest return on investment.   These initiatives all contributed to improved cash-flow in the third quarter of 2013 as compared to the prior quarter.

The Company focused most of its exploration efforts on its producing mines with a particular emphasis on resource delineation and extending ore zones in producing areas.

Subsequent to the end of the third quarter, on October 8, 2013, Great Panther announced the receipt of the Environmental Impact Permit for the San Ignacio Project.  The Company has since completed Phase I construction of a two-kilometre road and has commenced initial work on the new portal for ramp and mine development.  An infill drill program was also initiated in October to more accurately define the resource.  Production at San Ignacio is expected to begin in early 2014.

On October 21, 2013, the Company announced it had completed an internal resource estimate for the El Horcon Project with sufficiently encouraging results to justify the next phase of exploration.  The drill program tested 650 metres of strike length on the Diamantillo vein and various splays and nearby parallel structures and veins  that occur within a NW-SE trending structural corridor six kilometres long by 2.5 kilometres wide.  The resource estimate was prepared based upon the initial 2,156 metre, 24 hole surface drill program completed during the second quarter of 2013. (Refer to October 21, 2013 news release for more details.)

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	4

THIRD QUARTER 2013 SUMMARY

Highlights (in 000s of CAD except ounces, amounts per share and per ounce)	2013 Q3	2012 Q3	Change	9 Months Ended Sep 30, 2013	9 Months Ended Sep 30, 2012	Change
Revenue	$14,313	$15,286	-6%	$38,117	$43,350	-12%
Gross profit (loss) (Earnings from mining operations)	$2,645	$5,791	-54%	$(885)	$15,887	-106%
Net income (loss)	$(1,523)	$1,758	-187%	$(5,369)	$6,795	-179%
Adjusted EBITDA 1	$3,865	$4,961	-22%	$1,063	$13,093	-92%
Earnings (loss) per share – basic	$(0.01)	$0.01	-200%	$(0.04)	$0.05	-180%
Earnings (loss) per share – diluted	$(0.01)	$0.01	-200%	$(0.04)	$0.05	-180%
Silver ounces produced	459,924	371,857	24%	1,226,277	1,106,106	11%
Silver equivalent ounces produced 2	789,250	592,586	33%	2,076,963	1,705,974	22%
Silver payable ounces	369,672	314,146	18%	1,116,333	1,026,192	9%
Total cash cost per silver ounce (USD) 3	$9.89	$13.16	-25%	$15.55	$11.22	39%
Average realized silver price (USD) 4	$21.85	$31.92	-32%	$24.14	$31.61	-24%

Third Quarter 2013 Operational Highlights

•	Quarterly production records were set for consolidated throughput, overall metal production and silver and gold production, as well as metal production from each of the two operations;

•	Quarterly consolidated throughput of 76,898 tonnes, a 32% increase over the third quarter of 2012 and 14% over the second quarter of 2013;

•	Quarterly metal production of 789,250 Ag eq oz, an increase of 33% over the third quarter of 2012, and an increase of 16% over the second quarter of 2013;

•	Silver production increased 24% from the third quarter of 2012, and 16% from the second quarter of 2013;

•	Gold production increased 56% over the third quarter of 2012, and 18% over the second quarter of 2013;

•	Cash cost per silver ounce payable was US$9.89, 25% lower than in the third quarter of 2012 and 45% lower than in the second quarter of 2013.

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1 “Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.
2 Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.  For consistency, these prices will be used for the balance of 2013.
3 “Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Refer to the “Non-IFRS Measures” section.
4 Average realized silver price is prior to treatment, refining and smelting charges.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	5

MINE OPERATING RESULTS

Consolidated Operations

	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4
Tonnes milled	76,898	67,569	69,540	67,659	58,307	52,956	51,198	52,170
Production
Silver (ounces)	459,924	396,730	369,624	453,934	371,857	374,723	359,526	354,754
Gold (ounces)	4,695	3,994	3,144	2,826	3,015	2,354	2,729	2,281
Lead (tonnes)	300	243	286	289	226	245	202	212
Zinc (tonnes)	411	411	449	446	369	351	312	327
Silver equivalent ounces1	789,250	680,212	607,501	672,690	592,586	555,721	557,606	545,294
Silver payable ounces	369,672	406,787	339,874	446,077	314,146	395,405	316,641	425,225
Cash cost per silver ounce (USD)2	$9.89	$18.14	$18.60	$14.58	$13.16	$11.42	$9.05	$11.92

Mined and processed ore for the consolidated operations for the third quarter of 2013 reached a record  76,898 tonnes.  This represents an increase of 32% compared to the same quarter in 2012 and an increase of 14% compared to the previous quarter.

Overall metal production for the third quarter of 2013 was a record 789,250 Ag eq oz, an increase of 33% compared to the third quarter in 2012, and was mainly due to higher throughput at both operations and higher grades at Guanajuato.  Metal production on a Ag eq oz basis increased 16% from the production of the previous quarter due to higher silver and gold grades at Guanajuato and higher throughput at both operations.

Consolidated cash cost per silver ounce payable was US$9.89 for the three months ended September 30, 2013, a 25% decrease compared to US$13.16 for the same period in 2012, and a 45% decrease compared to US$18.14 in the previous quarter.  The decrease in the consolidated cash cost per silver ounce payable compared to the third quarter of 2012 was due to lower cash costs at Guanajuato as a result of reduced site costs and higher by-product credits.  In addition, an improvement in grades over the second quarter of 2013 contributed to the improvement in cash costs on a quarter-over-quarter basis.

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1	Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations. For consistency, these prices will be used for the balance of 2013.
2	“Cash cost per ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the “Non-IFRS Measures” section.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	6

Guanajuato Mine Complex

Guanajuato processed a record 60,536 tonnes in the third quarter of 2013, an increase of 38% from the third quarter of 2012 and an increase of 14% from the previous quarter.  This included approximately 1,500 tonnes of purchased ore from a third party which accounted for less than 3% of total tonnes milled in the period.

Metal production was a record 561,544 Ag eq oz for the third quarter of 2013, representing an increase of 36% from the third quarter of 2012 and an increase of 20% from the previous quarter.  The increase over the prior year is mainly due to the 38% increase in throughput and 14% higher gold grades.  Higher silver and gold grades, together with an increase in throughput, explain the increase in metal production over the second quarter of 2013.

Silver production, at 289,671 ounces, was up 21% from the third quarter of 2012 due to an increase in throughput noted above which offset a 12% decrease in silver grades.

Silver production was up 23% from the second quarter of 2013 due mainly to higher grades.  Guanajuato’s gold production continued to increase and reached a record 4,531 ounces in the third quarter of 2013.  This is reflective of increased production from the gold-rich Santa Margarita Zone.

The average silver grade in the third quarter of 2013 was 166g/t compared to 188g/t and 159g/t in the third quarter of 2012 and the second quarter of 2013, respectively.  Gold grades for the third quarter of 2013 of 2.54g/t compared to 2.22g/t and 2.47g/t in the second quarter of 2012 and the previous quarter, respectively.  Silver grades improved during the third quarter at Cata, Los Pozos and Guanajuatito compared with the previous quarter.  This improvement is due to mining in areas where mineralized structures merge into each other, reducing the dimension of production headings and stopes and leading to more selective mining, higher efficiencies and reduced dilution.  Overall gold grades remain strong due to the increased production from the gold-rich Santa Margarita vein.

Plant metallurgical performance improved from the previous quarter, with metal recoveries of 89.4% for silver and 91.8% for gold (87.2% and 91.5% for the previous quarter).  Compared to prior year, silver recoveries decreased marginally due to the processing of approximately 1,500 tonnes of lower grade purchased ore from a third party.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	7

Guanajuato Mine Complex Production Data

	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4
Tonnes milled	60,536	52,917	52,545	50,550	43,714	40,964	38,794	40,114
Production
Silver (ounces)	289,671	236,454	222,906	298,750	239,992	226,284	239,305	237,572
Gold (ounces)	4,531	3,841	2,942	2,656	2,866	2,213	2,615	2,145
Silver equivalent ounces1	561,544	466,925	399,417	458,092	411,958	359,063	396,192	366,286
Silver payable ounces	212,317	259,770	201,770	316,275	185,045	257,521	209,869	306,070
Average ore grade
Silver (g/t)	166	159	148	206	188	189	213	207
Gold (g/t)	2.54	2.47	1.93	1.80	2.22	1.82	2.30	1.84
Metal recoveries
Silver	89.4%	87.2%	89.2%	89.2%	90.9%	91.1%	90.1%	89.1%
Gold	91.8%	91.5%	90.3%	90.9%	91.9%	92.3%	91.2%	90.3%
Concentrate grades
Silver (g/t)	9,028	10,257	10,284	9,912	10,845	10,641	9,917	10,910
Gold (g/t)	141	167	136	88	130	104	108	99

The majority of metal production at Guanajuato for the three months ended September 30, 2013 was from the lower levels of Cata and Santa Margarita with noticeable improvement in production and grades from the Los Pozos and Guanajuatito zones.

The Rayas Shaft rehabilitation was completed after the end of the quarter and operations were resumed.  The shaft had been shut down since the third quarter of 2012 for a renovation program to enhance the overall safety conditions and increase capacity to transport personnel.  The improvements have reduced transportation times and are expected to contribute to increased operational efficiency.

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1   Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.  For consistency, these prices will be used for the balance of 2013.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	8

The installation of a new filter press at the Cata processing plant was completed during September 2013.  The new filter press will maximize filtration rates and produce a dryer final concentrate which will lower transportation and freight costs, reduce concentrate loss and lower electricity consumption.

In early September 2013, the Company commenced construction of rain water deviation channels at the Guanajuato tailings dam to advance the drainage system with the aim of improving safety and reducing maintenance of access roads.  This project is expected to be complete in November 2013.

During the third quarter, the Company commenced an exploration drilling program to update the mineral resources between 245 and 390 metre levels at the Guanajuatito Zone. The Guanajuatito Zone is now connected underground to all the other mines in the Guanajuato Mine Complex.  Guanajuatito ore production, which was previously hauled to surface via the ramp and then by truck to the Cata plant, is now transported underground and up the Cata shaft, reducing haulage costs.

The Cata main ramp reached the 540 metre level, from which an exploration crosscut is being developed, with the aim to further define the ore structure's potential as indicated by exploration drilling.  Exploration drilling at Santa Margarita was focused on defining the Veta Madre and Santa Margarita veins between the 300 and 454 metre levels, and has returned positive intersections to date.

Overall silver grades at Guanajuato have increased as a result of better grade control and the mining of the well mineralized Veta Madre and hanging wall veins at the Cata mine from the 510 to 525 metre levels.  Overall gold grades have remained strong, with the most meaningful contribution coming from Santa Margarita at the 454 and 475 metre levels.

Guanajuato Mine Complex Cash Cost per Silver Ounce

(in 000s of CAD except per ounce amounts or noted otherwise)	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4
Cost of sales	$5,419	$8,110	$6,173	$7,639	$4,382	$5,608	$3,291	$6,128
Smelting and refining charges	643	806	521	891	558	756	807	1,287
Gross by-product revenue1	(5,200)	(4,313)	(3,173)	(5,187)	(3,686)	(4,334)	(3,491)	(4,514)
Cash operating costs	$862	$4,603	$3,521	$3,343	$1,254	$2,030	$607	$2,901

Cash operating costs (USD)	$832	$4,487	$3,488	$3,370	$1,265	$1,997	$602	$2,901
Silver payable ounces (000s)	212	260	202	316	185	258	210	306
Cash cost per silver ounce2 (USD)	$3.92	$17.26	$17.29	$10.66	$6.84	$7.75	$2.87	$9.48

Cash cost per silver ounce payable at Guanajuato for the third quarter of 2013 was US$3.92, compared to US$6.84 in the third quarter of 2012 and US$17.26 in the second quarter of 2013.  The improvement in cash cost per payable silver ounce is attributable to lower site costs relative to each of the comparative periods and an improvement in grades compared to the second quarter of 2013.  Cash cost also improved as a result of higher gold by-product credits due to an increase in gold production.

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1 Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.
2 “Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Refer to the “Non-IFRS Measures” section.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	9

Topia Mine

Mill throughput for Topia for the third quarter of 2013 was 16,362 tonnes of ore, representing a 12% increase over both the third quarter of the prior year and the previous quarter.  Operating costs decreased in the current quarter and the ongoing focus is primarily on grade control.  The number of operating mines has been reduced to 11 and will be further reduced to 9 by year-end, while production will be increased at the remaining mines in order to maintain overall production levels.

Metal production at Topia for the third quarter of 2013 was a record 227,706 Ag eq oz, comprising 170,254 Ag oz, 164 Au oz, 300 Pb tonnes, and 411 Zn tonnes.  Production on an equivalent ounce basis was up 26% and 7% compared to the third quarter of 2012 and the second quarter of 2013, respectively.  The 26% increase from the third quarter of 2012 is due to both increase in average ore grades and the increase in throughput.  The 7% increase from the previous quarter is due to the 12% increase in throughput but was partly offset by a decrease in average ore grades.

Topia Mine Production Data

	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4
Tonnes milled	16,362	14,652	16,995	17,109	14,593	11,992	12,404	12,056
Production
Silver (ounces)	170,254	160,276	146,718	155,185	131,865	148,439	120,221	117,182
Gold (ounces)	164	154	202	171	149	140	114	136
Lead (tonnes)	300	243	286	289	226	245	202	212
Zinc (tonnes)	411	411	449	446	369	351	312	327
Silver equivalent ounces1	227,706	213,287	208,084	214,598	180,627	196,658	161,415	179,008
Silver payable ounces	157,355	147,017	138,104	129,802	129,101	137,884	106,772	119,155
Average ore grade
Silver (g/t)	358	376	300	319	316	424	326	345
Gold (g/t)	0.55	0.57	0.65	0.57	0.55	0.56	0.45	0.44
Lead (%)	1.96	1.79	1.81	1.86	1.69	2.18	1.71	1.85
Zinc (%)	2.73	3.05	2.94	2.87	2.78	3.21	2.73	2.97
Metal recoveries
Silver	90.4%	90.6%	89.4%	88.4%	89.0%	90.7%	90.5%	87.7%
Gold	56.4%	57.0%	56.6%	54.1%	57.8%	64.3%	64.0%	79.2%
Lead	93.5%	92.5%	93.2%	91.0%	91.4%	93.6%	94.1%	95.0%
Zinc	91.8%	91.9%	89.7%	90.7%	90.9%	91.2%	92.1%	91.3%
Concentrate grades
Lead
Silver (g/t)	9,337	8,936	7,431	7,493	8,997	8,708	8,757	8,528
Gold (g/t)	7.61	8.93	9.15	7.19	8.60	7.35	6.88	8.05
Lead (%)	55.08	52.24	49.64	48.69	52.82	48.79	49.80	52.83
Zinc (%)	8.97	9.64	10.21	11.48	10.33	10.49	9.16	9.78
Zinc
Silver (g/t)	516	517	582	779	692	735	636	619
Gold (g/t)	1.56	1.45	1.58	1.65	1.74	1.38	1.68	2.07
Lead (%)	1.32	0.89	1.54	1.77	1.75	1.67	1.68	1.26
Zinc (%)	52.39	50.45	50.05	50.66	50.02	51.71	53.45	53.60

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1 Silver equivalent ounces in 2013 were established using prices US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.  For consistency, these prices will be used for the balance of 2013.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	10

The average grades of ore processed from Topia in the third quarter of 2013 were 358g/t Ag, 0.55g/t Au, 1.96% Pb and 2.73% Zn.  Silver grades were higher compared to 316g/t in the third quarter of 2012, but were lower compared to 376g/t in the second quarter of 2013.  The lower grades compared to the prior quarter were due to irregularities in the ore vein formations which resulted in higher dilution.  This was particularly the case at the Argentina mine, one of the larger sources of production for Topia.

The majority of the metal production during the quarter was obtained from the Durangueño mine and increased production at the Argentina mine, followed by production from El Rosario, 1522 and Hormiguera mines.

Plant metallurgical performance was satisfactory in the third quarter of 2013.  Recoveries were 90.4% for Ag, 56.4% for Au, 93.5% for Pb and 91.8% for Zn.  The Topia processing plant is being upgraded with the installation of a new cone crusher, which the Company expects to complete in the current quarter.  This is expected to significantly increase the crushing capacity at the plant and reduce maintenance and electricity costs.  In addition, extensive metallurgical tests are being carried out to improve recoveries, and the metallurgical laboratory was reconditioned and upgraded equipment was installed.

During the third quarter, underground development at Topia consisted of 1,799 metres, which was down 27% compared to the same period in 2012.  This development program was focused on preparation and exploration work as well as production and grade control at the 1522, San Gregorio, La Prieta, Argentina and Durangueño mines.

Development was carried out to prepare sublevels, raises and stopes for production, continuing to level 4 as planned at the Argentina main ramp.  Exploration drilling was conducted during the quarter to determine the continuity of the faulted mineralized structures at the Recompensa and La Preita mines to prepare for production.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	11

Topia Mine Cash Cost per Silver Ounce

(in 000s of CAD except per ounce amounts or noted otherwise)	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4
Cost of sales	$3,371	$3,299	$3,359	$3,478	$3,184	$2,737	$2,544	$2,741
Smelting and refining charges	984	934	959	953	898	948	737	262
Gross by-product revenue1	(1,348)	(1,204)	(1,412)	(1,194)	(1,187)	(1,076)	(950)	(684)
Cost of custom milling	(73)	(70)	(49)	(130)	(44)	(63)	(65)	(118)
Cash operating costs	$2,934	$2,959	$2,857	$3,107	$2,851	$2,546	$2,266	$2,201

Cash operating costs (USD)	$2,825	$2,891	$2,834	$3,135	$2,870	$2,517	$2,265	$2,167
Silver payable ounces (000s)	157	147	138	130	129	138	107	119
Cash cost per silver ounce2 (USD)	$17.95	$19.67	$20.52	$24.15	$22.23	$18.26	$21.21	$18.19

Cash cost per silver ounce payable for Topia for the third quarter of 2013 decreased by 19% to US$17.95 from US$22.23 in the same period of the prior year, and decreased by 9% from US$19.67 in the prior quarter.  The decrease over the third quarter of 2012 is mainly due to lower site costs, increased grades, particularly silver, and higher by-product credits.  The decrease over the second quarter of 2013 is due to lower site costs and increases in by-product credits during the period.

RESOURCE AND EXPLORATION UPDATE

Guanajuato Mine Complex

A total of 11,020 metres over 67 holes of underground drilling was completed in the third quarter of 2013 at the Santa Margarita, Guanajuatito, Cata, Los Pozos and Valenciana zones which was up 47% compared to the prior year.  The increase in metres drilled is primarily attributable to an exploration drilling program at Guanajuatito to upgrade the mineral resources between the 245 and 390 metre levels.  For the remainder of 2013, the Company plans approximately 720 metres of exploration drilling at the Guanajuato Mine Complex.

The Company’s latest mineral resource estimate for Guanajuato was released in May 2012 (refer to the corresponding technical report entitled “NI 43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Cata, Los Pozos, and Santa Margarita Zones” dated June 26, 2012 filed on SEDAR on June 28, 2012).  The mineral resource estimate is valid as of January 31, 2012:

Guanajuato Measured, Indicated and Inferred Mineral Resources – January 31, 2012
	Tonnage (Kt)	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (oz)
Measured	275.8	264	2,339,900	2.21	19,570	3,530,000
Indicated	232.6	122	909,781	2.66	19,890	2,119,000
Inferred	223.2	221	1,587,000	2.10	15,060	2,503,000

Notes:
1.   Measured & Indicated Mineral Resources are estimated using a cut-off grade of 50g/t Ag eq.
2.   Inferred cut-off grades are 145, 115, 150 and 180 g/t Ag eq for Cata, Pozos, SM and GTTO.
3.   Gold-silver equivalence ratio for block model purposes was 60.8:1.
4.   Prices of US$1,150/oz Au and US$17.67/oz Ag were used in calculations.
5.   A minimum true width of 1.5m was used for estimates.
6.   Bulk density is 2.65 t/m3.
7.   Total may not agree due to rounding.
8.   Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

—————————————————————
1 Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.
2 “Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Refer to the “Non-IFRS Measures” section.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	12

The Company expects to release an updated mineral resource estimate for Guanajuato before the end of the year which will be valid as at July 31, 2013.

Topia Mine

The Company’s latest mineral resource estimate for Topia was released in January 2013 (refer to the corresponding technical report entitled “Technical Report on the Topia Mine, State of Durango, Mexico” dated February 27, 2013 filed on SEDAR on February 26, 2013).  The mineral resource estimate is valid as of June 30, 2012:

Topia Measured, Indicated and Inferred Mineral Resources – June 30, 2012
	Tonnage (t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag eq (oz)
Measured	60,400	801	1.65	6.73	5.20	2,230,000
Indicated	95,400	809	1.35	6.33	3.70	3,370,000
Inferred	273,000	837	0.8	5.70	3.90	9,540,000

Notes:
1.   CIM definitions were followed for Mineral Resources.
2.   Mineral Resources are estimated at a Net Smelter Return cut-off of US$170/t.
3.   Mineral Resources are estimated using metal prices of US$1,680/oz Au, US$28.00/oz Ag, USD$0.85/lb Pb, and US$0.85/lb Zn.
4.   A minimum mining width of 0.30 metres was used.
5.   Numbers may not add due to rounding.

The updated estimate represents a decrease over the resource reported in 2011 (see news release March 7, 2011), however a direct comparison of the present and past mineral resources is not accurate due to differing metal prices and minimum Net Smelter Return (“NSR”) values between the two dates.  Aside from normal mine depletion, the decrease in mineral resources can be attributed to a combination of factors, some of which resulted in some pre-existing resource blocks being dropped out of the model.  For example, 1) change in metal prices and less silver equivalent contribution from base metals, 2) increased costs and cut-off NSR, 3) increase in the mining dilution provision in the NSR calculation from 50 to 100%, 4) better reconciliation guiding metal capping, and 5) a demonstrated insufficient continuity of mineralization, which resulted in a portion of Inferred Mineral Resources from this area being removed.  This overall decrease has been partially countered by some excellent exploration successes on the El Rosario, San Pablo, Oxi, Oxidada, and Higueras veins.

San Ignacio Project

The San Ignacio Project covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts Great Panther's Guanajuato Mine Complex.

The Company’s latest mineral resource estimate for San Ignacio was released in May 2012 (refer to the corresponding report entitled “Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico” dated March 31, 2012 filed on SEDAR on June 26, 2012).  The mineral resource estimate is valid as of March 31, 2012:

San Ignacio Inferred Mineral Resources – March 31, 2012
	Tonnage (Kt)	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (oz)
Inferred	826	121	3,205,000	2.28	60,700	6,894,000

Notes:
1.   Company provided wireframes constructed to a minimum horizontal width of 1.0 metre.
2.   Reported Inferred cut-off grade 125g/t Ag Eq.
3.   Specific gravity of 2.63 based on 250 drill core samples captured by the wireframes.
4.   Total may not agree due to rounding.
5.   Tonnages and grades in metric units.
6.   Contained silver and gold in troy ounces.
7.   Silver equivalence was based on 60.8 to 1 ratio of silver to gold value.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	13

An infill drilling campaign of approximately 1,125 metres commenced in October 2013 to further define the mineral resource and an updated resource estimate is expected in the first quarter of 2014.

On October 8, 2013, the Company received the Environmental Impact Assessment (“EIA”) permit for San Ignacio which allows for the initiation of site preparation and underground development.  .  The Company has since completed Phase I construction of a two-kilometre road and has commenced initial work on the new portal for ramp and mine development.

The development plans are to build an access ramp of 310 metres length in order to reach the Intermediate Vein, the first zone to be developed.  Once the vein is accessed, underground bulk sampling will allow for a full scale metallurgical evaluation at the Cata plant, which will determine whether the San Ignacio mineralization should be blended with the ore produced from the main Guanajuato mine or processed separately.  Production at San Ignacio is expected to begin in early 2014.

The offices, change rooms, water and communication facilities at the former San Ignacio Mine site have already been re-established and ancillary surface infrastructure including a waste dump pad, electrical substation, and mechanical services will be constructed as soon as the access road is completed (expected in November 2013).  All necessary equipment and project personnel for the initial mine development have been sourced from the main Guanajuato mine.  The use of existing equipment and the proximity of the resource to the surface will minimize capital and development expenditures for San Ignacio.  This is expected to have a positive impact on site production costs and ultimately cash costs. .

El Horcon Project

The Company completed the purchase of a 100% interest in the El Horcon Silver-Gold Project in Jalisco State, Mexico for total cash consideration of US$1.6 million on September 5, 2012.  El Horcon covers 7,908 hectares in 17 contiguous mining concessions, and is a past producing mine located 60 kilometres northwest of the Company’s Guanajuato Mine Complex (approximately 80 kilometres by road).  The proximity to Guanajuato allows for the potential for any ore which is produced to be trucked to Guanajuato and processed at the Cata plant.

An internal resource estimate, with an effective date of August 31, 2013, was prepared based on a 2,156 metre, 24 hole surface drill program completed during the second quarter of 2013.  The drilling was completed along a 650 metre length of the Diamantillo vein and intersected several parallel veins: Natividad, San Guillermo and the Diamantillo footwall.  It was demonstrated that the veins follow distinct structures and are continuous.  The Company is considering these results in light of current metal prices and anticipates proceeding with further exploration in 2014.

El Horcon Inferred Mineral Resources – August 31, 2013
Vein	Tonnage	Au (g/t)	Ag (g/t)	Pb (%)	Average $NSR/tonne
Diamantillo	141,285	2.91	79	2.72	158
Diamantillo HW	4,929	4.54	53	2.61	201
San Guillermo	57,878	3.93	37	1.62	165
Natividad	10,310	2.84	98	1.44	157

Total	214,402	3.22	68	2.36	161

Notes:
1.   CIM Definitions were followed for Mineral Resources.
2.   Inferred Mineral Resources are reported at a cut-off of $110USD / tonne.
3.   Bulk Density’s used are 2.77t/m3 (Diamantillo), 2.62t/m3 (Diamantillo HW), 2.57t/m3 (Natividad), and 2.78t/m3 (San Guillermo).
4.   Total may not agree due to rounding.
5.   $NSR/tonne based on prices of Ag = USD $24/oz; Au = USD $1,440/oz; and Pb = USD $1.00/lb.
6.   Contained ounces have been calculated using 1oz = 31.1035g.
7.   Minimum true width of intersection was 1.0m.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	14

At the above mentioned metal prices, and using Great Panther’s existing smelter terms, the initial resource contains approximately 2.47 million silver equivalent ounces.  While this is insufficient to make a production decision, the Company is encouraged by the tenor and continuity of the mineralization.  As the veins are open in all directions, the next phase of drilling will test the strike and depth extent of the mineralization.

As of the date of this MD&A, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project.  Certain of the Company’s title claims have been cancelled due to what the Company believes is an administrative error on the part of the government agency which manages mineral claims in Mexico.  The Company is in the process of attempting to reinstate the claims.  Neither the status of the claims or the process to reinstate the claims has affected the Company’s drilling program as the current program does not involve the claims in question.  The Company expects to be successful in reinstating the claims and therefore has not recorded any provision against the carrying value of the El Horcon Project.  Continued exploration of this project has been budgeted in the 2014 fiscal year.

Santa Rosa Project

A drill program of five drill holes totaling 1,653 metres was completed in 2012.  No significant exploration program was undertaken for 2013.  A reassessment of the property and regional geology, involving geological mapping and sampling will be undertaken in 2014 in order to better understand the structural controls on mineralization before planning another drill program.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	15

SELECTED QUARTERLY INFORMATION

The following table sets out selected quarterly financial results which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) except as noted:

(in 000’s of CAD except per share amounts)	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4
Revenue	$14,313	$11,165	$12,639	$17,789	$15,286	$14,439	$13,625	$17,520
Cost of sales (excluding amortization, depletion and share-based payments)	8,780	11,392	9,532	11,117	7,566	8,346	5,835	8,870
Earnings from mining operations1	2,645	(3,842)	313	3,319	5,791	3,771	6,325	6,032
Net income (loss) for the period	(1,523)	(5,124)	1,276	(1,285)	1,758	354	4,683	(1,419)
Basic earnings (loss) per share	(0.01)	(0.04)	0.01	(0.01)	0.01	0.00	0.03	(0.01)
Diluted earnings (loss) per share	(0.01)	(0.04)	0.01	(0.01)	0.01	0.00	0.03	(0.01)
Adjusted EBITDA2	3,865	(3,323)	521	3,800	4,961	3,691	4,441	6,265
Cash and cash equivalents (including short-term investments)	23,724	21,342	25,604	25,899	26,827	28,675	40,322	39,437
Total assets	107,889	110,117	117,579	116,729	114,057	110,717	110,024	102,944
Total non-current liabilities	5,256	6,697	9,176	8,193	5,569	6,128	5,997	3,978
Working capital	$35,904	$35,140	$42,203	$44,539	$45,911	$49,889	$53,537	$53,810

Refer to the “Results of Operations” section for a complete discussion of the financial results for the third quarter of 2013.

QUARTERLY TRENDS AND MARKET DATA

The climate in Mexico allows mining and exploration activities to be conducted throughout the year.  Therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.  The exceptions are periods of excessive drought which may limit mineral processing.  The dry season in Mexico generally extends from October through April.  Revenue will vary based on the quantity of metal produced, metal prices and terms of sales agreements.

There can also be significant variances in the Company’s reported net income (loss) from quarter to quarter arising from factors that are often difficult to anticipate in advance or to predict from past results.  For example, fluctuations in foreign currency, specifically the Mexican peso and US dollar against the Canadian dollar may result in considerable variances in foreign exchange gains and losses due primarily to a significant intercompany loan which is re-valued for each period end.  Fluctuations in the price of silver and gold, and to a lesser extent, lead and zinc, can also have a significant impact on the Company’s net income (loss).  In addition, the periodic grant of incentive stock options, which results in the recording of amounts for share-based payments can be quite large in any given quarter.

—————————————————————
1 “Earnings from mining operations” are defined as gross profit.
2 “Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  The Company has updated its definition of adjusted EBITDA and has restated 2011 comparative figures presented above and elsewhere in this MD&A to reflect the exclusion of interest income. The Company does not consider these changes to be material. Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	16

The Company’s past quarterly mineral sales revenue is as follows:

The Company’s realized average metal prices and the average Canadian dollar exchange rates against the United States dollar and Mexican peso for the three and nine months ended September 30, 2013 and 2012 are as follows:

	2013 Q3	2012 Q3	9 months ended Sep 30, 2013	9 months ended Sep 30, 2012
Silver (U.S. $ / oz.)	$21.85	$31.92	$24.14	$31.61
Gold (U.S. $ / oz.)	$1,356.98	$1,717.44	$1,412.89	$1,694.66
Lead (U.S. $ / lb.)	$0.96	$0.96	$0.98	$0.93
Zinc (U.S. $ / lb.)	$0.86	$0.88	$0.88	$0.89
USD / CAD	0.963	1.005	0.977	0.998
MXP / CAD	12.43	13.226	12.39	13.188

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	17

RESULTS OF OPERATIONS

Three Months Ended September 30, 2013

Details of revenue, cost of sales, cost of sales before non-cash items1, gross profit and gross profit before non-cash items2 for the three months ended September 30, 2013 and 2012 are as follows:

Revenue, Cost of Sales and Gross Profit (in 000s of CAD)	Q3 2013	% of Revenues	Q3 2012	% of Revenues
Revenue	$14,313	100%	$15,286	100%
Cost of sales
Production costs (Cost of sales before non-cash items1)	8,780	61%	7,566	49%
Amortization and depletion	2,763	19%	1,668	11%
Share-based payments	125	1%	261	2%
Total cost of sales	11,668	81%	9,495	62%
Gross profit	$2,645	19%	$5,791	38%
Less: Amortization and depletion	2,763	19%	1,668	11%
Share-based payments	125	1%	261	2%
Gross profit before non-cash items2	$5,533	39%	$7,720	51%

For the three months ended September 30, 2013 (the “third quarter of 2013”), the Company realized metal sales of 621,353 silver equivalent ounces, a 32% increase compared to the same period in the prior year.  Despite this, revenue for the third quarter of 2013 decreased 6% to $14.3 million, compared to $15.3 million for the same period in 2012.  The decrease was the result of significantly lower average metal prices which offset the increase in unit metal sales.  The average realized silver price was US$21.85 for the third quarter compared to US$31.92 in the third quarter of 2012.

Average realized silver prices were marginally higher in the third quarter of 2013 compared to the second quarter of 2013, however metal sales on a silver equivalent ounce basis were 6% lower due primarily to an increase in in-transit concentrate shipments which are not counted as revenue.  Despite the lower unit metal sales, revenue for the third quarter of 2013 increased by $3.1 million, or 28% when compared to the prior quarter.  This was due to a positive revaluation adjustment of approximately $0.9 million to account for the impact of higher metal prices at the end of the third quarter on concentrate shipments from the prior quarter still subject to final settlement.  In contrast, a negative revaluation adjustment of $1.3 million was recorded in the second quarter of 2013 as a result of the sharp decline in metal prices in the later part of that quarter.

For 2013, the Company has contracts in place for the sale of all its planned concentrate production.

Revenue related to contained metals in concentrate for the three months ended September 30, 2013 and 2012 is as follows:

	Q3 2013			Q3 2012
(in 000s of CAD)	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver revenue	$5,400	$3,804	$9,204	$7,386	$4,389	$11,775
Gold revenue	5,200	151	5,351	3,676	128	3,804
Lead revenue	-	603	603	-	470	470
Zinc revenue	-	593	593	-	588	588
Ore processing revenue and other	-	189	189	-	105	105
Treatment, refining and other charges	(643)	(984)	(1,627)	(559)	(897)	(1,456)
Total Revenue	$9,957	$4,356	$14,313	$10,503	$4,783	$15,286

—————————————————————
1 “Cost of sales before non-cash items” is a non-IFRS measure in which cost of sales is adjusted to exclude amortization and depletion and share-based payments.
2 “Gross profit before non-cash items” is a non-IFRS measure in which gross profit is adjusted to exclude amortization and depletion and share-based payments.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	18

On a segment basis, for the three months ended September 30, 2013, Guanajuato and Topia silver revenues decreased by 27% and 13%, respectively compared to the same period in 2012, primarily due to the 32% decline in average silver prices.  Gold by-product revenues increased by 41% at Guanajuato despite a 21% decrease in average gold prices as the Company’s gold production increased by 58% due to higher gold grades and increased tonnage.

Sales quantities by metal for the three months ended September 30, 2013 and 2012 were as follows:

	Q3 2013			Q3 2012
	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver (ounces)	211,777	156,030	367,807	185,045	129,101	314,146
Gold (ounces)	3,477	102	3,579	1,966	73	2,039
Lead (tonnes)	-	271	271	-	208	208
Zinc (tonnes)	-	257	257	-	291	291
Silver equivalent ounces1	422,866	198,487	621,353	302,980	166,928	469,908

Cost of sales before non-cash items2 was $8.8 million (61% of revenue) for the three months ended September 30, 2013, compared to $7.6 million (49% of revenue) in the same period of 2012, a 16% increase.  The increase in cost of sales before non-cash items2 is primarily attributable to a 32% increase in silver equivalent ounces sold.  Compared to the second quarter of 2013, cost of sales before non-cash items2 decreased by 23% to $8.8 million (61% of revenue) from $11.4 million (102% of revenue).  The decrease over the second quarter of 2013 is attributable to a 6% decrease in metal sales and a decrease in unit production costs as a result of higher ore grades and lower site costs.

Gross profit before non-cash items3, which excludes amortization and depletion and share-based payments expense, was $5.5 million (39% of revenue) for the three months ended September 30, 2013, compared to $7.7 million (51% of revenue) in the same period of 2012.  The decrease in gross profit before non-cash items3 as a percentage of revenue is explained primarily by a decrease in revenue due to lower average realized metal prices.  The impact of lower metal prices was partly offset by a decrease in unit production costs.  Compared to the second quarter of 2013, gross profit before non-cash items3 increased to $5.5 million from $0.2 million.  The increase over the second quarter of 2013 is attributable to an increase in revenue due to higher average metal prices and a decrease in unit production costs as described above.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the three months ended September 30, 2013 was $2.8 million, compared to $1.7 million in the same period in 2012.  The increase in amortization expense for the quarter ended September 30, 2013 is the result of increased silver equivalent ounces sold over the prior year quarter, and higher capital expenditures in the prior year which resulted in an increase in the amortization base.  Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the third quarter of 2013 of $2.8 million compares to $3.5 million in the second quarter of 2013.  The decrease is mainly due to the decrease in unit metal sales.

Share-based payments expense relating to cost of sales for the three months ended September 30, 2013 was $0.1 million, compared to $0.3 million for the same period in 2012 and $0.2 million for the second quarter of 2013.

For the three months ended September 30, 2013, the Company recorded a gross profit of $2.6 million (18% of revenue) compared to a gross profit of $5.8 million (38% of revenue) for the same period in 2012.  The decrease in gross profit is primarily due to lower average realized metal prices and higher amortization and depletion charges.  These factors were partly offset by lower unit production costs.

—————————————————————
1 Silver equivalent ounces for 2013 were established using prices US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the metal content of the concentrates sold.  For consistency, these prices will be used for the balance of 2013.
2 “Cost of sales before non-cash items” is a non-IFRS measure in which cost of sales is adjusted to exclude amortization and depletion and share-based payments.
3 “Gross profit before non-cash items” is a non-IFRS measure in which gross profit is adjusted to exclude amortization and depletion and share-based payments.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	19

Compared to the second quarter of 2013, gross profit increased by $6.5 million, mainly as a result of lower unit production costs at Guanajuato.  Also contributing to the quarter-on-quarter increase is the marginally improved average metal prices and a positive revaluation adjustment of $0.9 million on concentrate shipments from the prior quarter subject to final settlement.

General and administrative expenses were $1.8 million for the three months ended September 30, 2013, compared to $3.0 million for the comparable quarter of 2012.  The decrease was largely attributable to a $0.6 million decrease in share-based payments expense, a $0.3 million decrease in severance charges over the prior year period, and other general and administrative expense reductions which formed part of the Company’s overall cost reduction initiatives.  Compared to the second quarter of 2013, general and administrative expenses decreased by $0.7 million.  This was mainly attributable to $0.4 million of non-recurring severance charges incurred in the previous quarter and other general and administrative expense reductions, as noted above.

Exploration and evaluation expenses of $0.5 million for the three months ended September 30, 2013 were 24% lower than the third quarter of 2012 and 48% lower than the second quarter of 2013.  The decrease in both cases was due to the curtailment of exploration activities outside of the Company’s operating mines, staff reductions and a redeployment of exploration staff to operations.  The completion of the El Horcon drill program in the second quarter of 2013 also contributed to the quarter-over-quarter decline in exploration and evaluation expenses.

Finance and other expense was $3.1 million for the three months ended September 30, 2013 compared to $0.5 million for the third quarter of 2012.  This increase is primarily attributable to a $2.9 million increase in foreign exchange losses, resulting from a comparably higher depreciation of the Mexican peso against the Canadian dollar in the current quarter.  Finance and other expense of $3.1 million for the three-month period ending September 30, 2013 compares to finance and other income of $50,000 for the second quarter ending June 30, 2013.  The decrease is primarily a result of a foreign exchange loss of $3.5 million in the third quarter of 2013, compared to a foreign exchange loss of $0.1 million in the second quarter of 2013, due to the reasons described above.

Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency.  The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent.  These unrealized gains and losses are recognized in the consolidated net income of the Company.

The Company recorded an income tax recovery of $1.3 million for the three months ended September 30, 2013 compared to a recovery of $0.1 million for the same period in 2012.  The recovery is mainly attributable to pre-tax losses sustained in the Mexican operating entity during the period, due primarily to foreign exchange losses.  Unrealized foreign exchange gains and losses are recognized for tax purposes in Mexico.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

Net loss for the three months ended September 30, 2013 was $1.5 million, compared to net income of $1.8 million for the same period in 2012.  The decrease in net income is primarily attributable to a decrease in gross profit of $3.1 million, and an increase in finance and other expense of $2.6 million, largely the result of foreign exchange losses.  These factors were partially offset by a $1.2 million decrease in general and administrative expenses and a smaller reduction in exploration and evaluation expenditures.

The decrease in net loss from the second quarter net loss of $5.1 million was primarily due to an increase in gross profit of $6.5 million and decrease in general and administrative expenses of $0.7 million.  These factors however were offset by higher foreign exchange losses.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	20

Adjusted EBITDA1 was $3.9 million for the three months ended September 30, 2013 compared to adjusted EBITDA of $5.0 million for the comparable period in 2012.  The lower adjusted EBITDA is accounted for primarily by lower metal prices which reduced gross profit before non-cash items.  This was partly offset by lower general and administrative expenditures (excluding non-cash items) and lower exploration and evaluation expenditures.

Adjusted EBITDA1 of $3.9 million for the third quarter of 2013, marked a significant increase over the negative $3.3 million adjusted EBITDA recorded in the second quarter of 2013.  The increase is attributed to significantly higher gross profit before non-cash items due primarily to lower unit costs, and lower general and administrative expenses.

Nine Months Ended September 30, 2013

Details of revenue, cost of sales, cost of sales before non-cash items2, gross profit and gross profit before non-cash items3 for the nine months ended September 30, 2013 and 2012 are as follows:

Revenue, Cost of Sales and Gross Profit (in 000s of CAD)	Nine Months Ended September 30, 2013		% of Revenues	Nine Months Ended September 30, 2012	% of Revenues
Revenue		$38,117	100%	$43,350	100%
Cost of sales
Production costs (Cost of sales before non-cash items2)		29,705	78%	21,747	50%
Amortization and depletion		8,936	23%	5,428	12%
Share-based payments		361	1%	288	1%
Total cost of sales		39,002	102%	27,463	63%
Gross profit	$	(885)	(2%)	$15,887	37%
Less: Amortization and depletion		8,936	23%	5,428	12%
Share-based payments		361	1%	288	1%
Gross profit before non-cash items3		$8,412	22%	$21,603	50%

For the nine months ended September 30, 2013, the Company earned revenues of $38.1 million, compared to $43.4 million for the same period in 2012, a decrease of 12%.  The decrease was the result of a 24% decrease in average realized silver prices (US$24.14 compared to US$31.61) and a similar decrease in gold prices which offset a 16% increase in unit metal sales.  The Company recognized revenue on shipments representing 1,790,815 silver equivalent ounces compared to 1,543,115 silver equivalent ounces for the same period in 2012.  This increase was primarily due to increased production.

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1 “Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.
2 “Cost of sales before non-cash items” is a non-IFRS measure in which cost of sales is adjusted to exclude amortization and depletion and share-based payments.
3 “Gross profit before non-cash items” is a non-IFRS measure in which gross profit is adjusted to exclude amortization and depletion and share-based payments.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	21

Revenue related to contained metals in concentrate for the nine months ended September 30, 2013 and 2012 is as follows:

	Nine Months Ended September 30, 2013			Nine Months Ended September 30, 2012
(in 000s of CAD)	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver revenue	$15,183	$10,621	$25,804	$21,300	$11,618	$32,926
Gold revenue	12,686	485	13,171	11,511	400	11,921
Lead revenue	-	1,654	1,654	-	1,249	1,249
Zinc revenue	-	1,824	1,824	-	1,564	1,564
Ore processing revenue and other	-	511	511	-	411	411
Treatment, refining and other charges	(1,970)	(2,877)	(4,847)	(2,121)	(2,582)	(4,721)
Total Revenue	$25,899	$12,218	$38,117	$30,690	$12,660	$43,350

On a segment basis, for the nine months ended September 30, 2013, Guanajuato revenues decreased by 16% and Topia revenues decreased by 3% when compared to the same period in 2012.  The decrease at Guanajuato is due to the 24% decrease in average realized silver prices which was partially offset by a 15% increase in silver equivalent ounces sold.  The smaller revenue at Topia was the result of a 19% increase in silver equivalent ounces sold which offset most of the decrease in average realized metal prices.

Sales quantities by metal for the nine months ended September 30, 2013 and 2012 were as follows:

	Nine Months Ended September 30, 2013			Nine Months Ended September 30, 2012
	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver (ounces)	673,857	442,477	1,116,334	652,435	373,757	1,026,192
Gold (ounces)	9,023	333	9,356	6,803	247	7,050
Lead (tonnes)	-	764	764	-	605	605
Zinc (tonnes)	-	943	943	-	797	797
Silver equivalent ounces1	1,217,158	573,657	1,790,815	1,060,593	482,496	1,543,089

Cost of sales before non-cash items2 was $29.7 million (78% of revenue) for the nine months ended September 30, 2013, compared to $21.7 million (50% of revenue) in the same period of 2012.  The increase is a result of higher unit production costs in the first half of 2013 and a 16% increase in silver equivalent ounces sold.

Consolidated cash cost per silver ounce payable was US$15.55 for the nine months ended September 30, 2013, a 39% increase compared to US$11.22 for the nine months ended September 30, 2012.  The increase is primarily attributable to higher site costs and lower silver grades in the first half of 2013, particularly at Guanajuato.  Refer to the “Mine Operating Results” section of this MD&A for a more detailed discussion of cash cost per silver ounce payable by mine.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales for the nine months ended September 30, 2013 was $8.9 million (23% of revenue), compared to $5.4 million (12% of revenue) in the same period in 2012.  The increase in amortization and depletion expense is the result of increased silver ounces sold during the period and an increase in the amortization base due to the significant investment in mine development and capital expenditures in 2012.

Share-based payments expense relating to cost of sales for the nine months ended September 30, 2013 was $0.4 million, compared to $0.3 million for the same period in 2012.  The increase is related to additional share options granted in 2013.

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1 Silver equivalent ounces for 2013 were established using prices US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the metal content of the concentrates sold.  For consistency, these prices will be used for the balance of 2013.
2 “Cost of sales before non-cash items” is a non-IFRS measure in which cost of sales is adjusted to exclude amortization and depletion and share-based payments.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	22

Gross profit before non-cash items1 was $8.4 million (22% of revenue) for the nine months ended September 30, 2013, compared to $21.6 million (50% of revenue) in the same period of 2012.  The decrease is due to lower realized metal prices and to higher unit production costs, particularly in the first half of the year.  These factors offset a 16% increase in unit metal sales.

For the nine months ended September 30, 2013, the Company reported a gross loss of $0.9 million (negative 2% of revenue) compared to gross profit of $15.9 million (37% of revenue) for the same period in 2012.  This decrease was primarily due to lower average realized metal prices in the 2013 period, higher unit production costs in the first half of the year, in addition to the increase in higher amortization and depletion charges.

General and administrative expenses were $6.3 million for the nine months ended September 30, 2013, compared to $8.1 million for the same period in 2012.  The decrease is due to a one-time payment of $0.7 million made in the first quarter of 2012 in connection with the retirement of an executive and director of the Company, a $0.7 million decrease in share-based payments expense, and other general and administrative expense reductions in connection with the Company’s cost reduction initiatives.

Exploration and evaluation expenses of $2.1 million for the nine months ended September 30, 2013 compares to $1.7 million for the same period in 2012.  The increase is mainly due to the drilling program undertaken at the Company’s El Horcon Project in the second quarter of 2013.

Finance and other income was $1.3 million for the nine months ended September 30, 2013 compared to $2.7 million in the same period of 2012.  The decrease is mainly due to a $1.7 million decrease in foreign exchange gains due to the current year volatility of the Canadian dollar against the Mexican peso and US dollar.  In addition, finance income for the nine months ended September 30, 2013 included a $0.4 million gain as the result of an insurance settlement.

Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency.  The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent.  These unrealized gains and losses are recognized in the consolidated net income of the Company.

The Company recorded an income tax recovery of $2.6 million for the nine months ended September 30, 2013 compared to an expense of $1.9 million for the same period in 2012.  The recovery is mainly attributable to pre-tax losses sustained in the Mexican operating entity during the period.  Unrealized foreign exchange gains and losses are recognized for tax purposes in Mexico.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

Net loss for the nine months ended September 30, 2013 was $5.4 million, compared to net income of $6.8 million for the same period in 2012.  The decrease in net income is primarily attributable to a decrease in gross profit of $16.8 million, a decrease in finance and other income, and an increase in exploration and evaluation expenditures.  The factors contributing to the net loss in nine months ended September 30, 2013 were partially offset by lower general and administrative expenditures and the income tax recovery of $2.6 million in the period.

Adjusted EBITDA1 was $1.1 million for the nine months ended September 30, 2013 compared to adjusted EBITDA of $13.1 million for the comparable period in 2012.  This is explained by a decrease in gross profit before non-cash items and an increase in exploration and evaluation expenditures.  These factors were partially offset by lower general and administrative expenditures.

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1 “Gross profit before non-cash items” is a non-IFRS measure in which gross profit is adjusted to exclude amortization and depletion and share-based payments.
2  “Adjusted EBITDA” is a non-IFRS measure in which standard EBITDA (earnings before interest, taxes, depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  Refer to the “Non-IFRS Measures” section for the definition and a reconciliation of standardized and adjusted EBITDA to the financial statements.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	23

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cash cost per silver ounce, EBITDA, adjusted EBITDA, gross profit before non-cash items and cost of sales before non-cash items, each as defined in this section.  These performance measures are employed by the Company to measure its operating and financial performance internally, to assist in business decision-making, and provide key performance information to senior management.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance.  As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, accordingly, the Company’s use of these measures may not be directly comparable to similarly titled measures used by others.  Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Silver Ounce

The non-IFRS measure of cash cost per silver ounce is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.  Total cash operating costs are calculated to incorporate the Company’s total cash costs of production, with adjustment to include smelting and refining charges and cost of custom milling that are deducted from revenue.  Cash costs, net of by-product revenues are then calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals, which include gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.

The Company uses total cash costs per silver payable ounce (net of by-product revenues) to monitor its operating performance internally.  Management of the Company believes that the Company’s ability to control the cash cost per silver ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations.  Having a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and provides more flexibility in responding to changing market conditions.  In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.  The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, with other metal production being incidental to the silver production process.  Accordingly, gold, zinc and lead produced from operations are considered by-products.  As a result, the Company’s non-IFRS performance measures are disclosed on a per silver ounce basis.  When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per silver ounce and the Company’s cost of sales as reported in the Company’s Condensed Interim Consolidated Statements of Profit or Loss is provided.  A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	24

Reconciliation of Cash Cost per Silver Ounce

a)	For the three months ended:

(in 000s, except ounces and	Guanajuato		Topia		Consolidated
amounts per ounce)	2013 Q3	2012 Q3	2013 Q3	2012 Q3	2013 Q3	2012 Q3
CAD Cost of sales	$7,632	$5,762	$4,035	$3,731	$11,667	$9,495
Amortization and depletion	(2,103)	(1,164)	(651)	(503)	(2,754)	(1,668)
Share-based payments	(111)	(216)	(14)	(44)	(125)	(261)
CAD Production costs	$5,418	$4,382	$3,370	$3,184	$8,788	$7,566
Smelting and refining	643	558	984	898	1,627	1,456
Cost of custom milling	-	-	(73)	(44)	(73)	(44)
CAD Cash operating costs	$6,061	$4,940	$4,281	$4,038	$10,342	$8,978
CAD Gross by-product revenue1
Gold by-product revenue	(5,200)	(3,686)	(152)	(128)	(5,352)	(3,814)
Zinc by-product revenue	-	-	(593)	(589)	(593)	(589)
Lead by-product revenue	-	-	(603)	(470)	(603)	(470)
CAD Cash operating costs net of by-product revenue1	$861	$1,254	$2,933	$2,851	$3,794	$4,105
USD Cash operating costs net of by-product revenue1	$832	$1,265	$2,825	$2,870	$3,657	$4,135
Silver payable ounces sold	212,317	185,045	157,355	129,101	369,672	314,146
Cash cost per silver ounce net of by-product revenues (USD)2	$3.92	$6.84	$17.95	$22.23	$9.89	$13.16

b)	For the nine months ended:

(in 000s, except ounces and amounts per ounce)	Guanajuato		Topia		Consolidated
	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
CAD Cost of sales	$26,923	$17,459	$12,078	$10,004	$39,001	$27,463
Amortization and depletion	(6,944)	(3,935)	(1,966)	(1,493)	(8,910)	(5,428)
Share-based payments	(278)	(243)	(83)	(45)	(361)	(288)
CAD Production costs	$19,701	$13,281	$10,029	$8,466	$29,730	$21,747
Smelting and refining	1,970	2,121	2,877	2,583	4,847	4,704
Cost of custom milling	-	-	(192)	(172)	(192)	(172)
CAD Cash operating costs	$21,671	$15,402	$12,714	$10,877	$34,385	$26,279
CAD Gross by-product revenue1
Gold by-product revenue	(12,686)	(11,511)	(486)	(400)	(13,172)	(11,911)
Zinc by-product revenue	-	-	(1,824)	(1,246)	(1,824)	(1,246)
Lead by-product revenue	-	-	(1,654)	(1,567)	(1,654)	(1,567)
CAD Cash operating costs net of by-product revenue1	$8,985	$3,891	$8,750	$7,664	$17,735	$11,555
USD Cash operating costs net of by-product revenue1	$8,807	$3,864	$8,550	$7,652	$17,357	$11,516
Silver payable ounces sold	673,857	652,435	442,477	373,757	1,116,333	1,026,192
Cash cost per silver ounce net of by-product revenues (USD)2	$13.07	$5.92	$19.32	$20.47	$15.55	$11.22

—————————————————————
1 Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia, net of the respective smelting and refining charges.  The by-product revenues attributable to each by-product metal are included.
2  “Cash cost per silver ounce” is a non-IFRS measure and is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Refer to the discussion in this section.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	25

EBITDA and Adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets.  Accordingly, EBITDA comprises revenue less operating expenses before interest expense, interest income, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA is a non-IFRS measure in which standard EBITDA (earnings before interest expense, interest income, taxes, and depreciation and amortization) is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items.  Foreign exchange gains or losses may consist of both realized and unrealized losses.  Under IFRS, entities must reflect in compensation expense the cost of share-based payments.  In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange.  The Company discloses adjusted EBITDA to aid in understanding the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to the 2013 and 2012 condensed interim consolidated financial statements:

(in 000s of CAD)	2013 Q3	2012 Q3	9 Months Ended Sep 30, 2013	9 Months Ended Sep 30, 2012
Income (loss) for the period	$(1,523)	$1,758	$(5,369)	$6,795
(Recovery) Provision for income taxes	(1,257)	(123)	(2,615)	1,943
Interest income	(92)	(88)	(282)	(364)
Interest expense	13	8	35	27
Amortization and depletion of mineral properties, plant and equipment	2,850	1,735	9,149	5,564
EBITDA	(9)	3,290	918	13,965
Foreign exchange – (gain) loss	3,549	614	(610)	(2,269)
Share-based payments	325	1,057	755	1,397
Adjusted EBITDA	$3,865	$4,961	$1,063	$13,093

Gross Profit before Non-Cash Items and Cost of Sales before Non-Cash Items

Gross profit before non-cash items and cost of sales before non-cash items are non-IFRS measures that provide a measure of the Company’s cost of sales and gross profit on a cash basis.  These measures are provided in order to better assess the cash generation ability of the Company’s operations, before general and administrative expenses and exploration and evaluation expenditures.  A reconciliation of gross profit and cost of sales before non-cash items is provided in the tables found in the “Results of Operations” section titled Revenue, Cost of Sales and Gross Profit.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2013, the Company had net working capital of $35.9 million and cash and cash equivalents of $23.7 million compared to net working capital of $44.5 million and cash and cash equivalents of $20.7 million at December 31, 2012.  Cash and cash equivalents increased by $3.0 million from the end of 2012 as the Company realized $8.3 million in cash from operating activities, and used $6.0 million in investing activities.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	26

Operating Activities

For the nine months ended September 30, 2013, cash flow from operating activities was $8.3 million which was down slightly compared to cash flows provided by operating activities of $8.6 million for the nine months ended September 30, 2012.  For the three months ended September 30, 2013, cash flows from operating activities were $5.7 million which was down slightly compared to cash flows provided by operating activities of $5.9 million for the three months period in 2012.  The decrease experienced in both current year periods is the result of higher operating losses partly offset by reductions in non-cash working capital, primarily accounts receivable.

Investing Activities

For the nine months ended September 30, 2013, the Company had net cash outflows from investing activities of $6.0 million compared to net cash outflows of $21.8 million in the comparative period.  The decrease in non-cash outflows from investing activities is the result of a $10.6 million reduction in capital expenditures and the redemption of $5.1 million of short-term investments in the second quarter of 2013.  For the three months ended September 30, 2013, the Company had net cash ouflows from investing activities of $3.3 million compared to net cash outflows of $7.8 million in the same quarter of the prior year.  The decrease is primarily due to a reduction in capital expenditures.

Financing Activities

Cash flows provided by financing activities were $0.4 million for the nine months ended September 30, 2013 compared to cash flows provided by financing activities of $0.3 million for the nine months ended September 30, 2012.  During the third quarter of 2013, the Company received proceeds from the exercise of options in the amount of $0.3 million, compared to $0.2 million in the comparable period of 2012.

Trends in Liquidity and Capital Resources

The Company had $23.7 million in cash and short-term investments and net working capital of $35.9 million at September 30, 2013.  The second quarter of 2013 saw significant declines in metal prices which coincided with significant increases in costs faced by the Company in the first half of the year.  These factors adversely affected the Company’s operating and profit margins and cash-flow in the first half of 2013, and led the Company to caution that its ability to generate operating cash flow to fund development and investing activities would be challenged, but that it had sufficient cash and working capital to fund its operations and capital investment plans.

During the second quarter of 2013, the Company undertook initiatives to reduce operating costs, exploration and general administrative expenditures.  In addition, capital expenditure and development programs were reduced to focus on those with the greatest return on investment.  As a result of these measures and some improvement in metal prices since the second quarter, the Company has seen a significant improvement in operating margins (gross profit) and cash-flow from operations over the second quarter.

The Company previously reported that it had reduced its capital expenditure program to approximately $12 to $14 million for 2013, from a range of $15 to $20 million.  The Company continues to expect to incur $12 to $14 million of capital expenditures for 2013, and although cash provided from operations has significantly improved, it is not expected to fully fund capital expenditures for the year.  The Company has more than sufficient cash and working capital to fund the shortfall, and continues to work on the goal of further reducing costs such that operating cash-flows are sufficient to fund capital expenditures and development activities, and provide further working capital for new projects and strategic initiatives.

The Company has no current financing plans and believes that its capital resources are sufficient to continue its operating, development and exploration plans into 2014 which includes the development of its San Ignacio Project and further exploration drilling at its El Horcon Project.

We caution that, should the Company adopt additional expansion or development plans, or undertake an acquisition, the Company may need access to additional capital.  At this time, no such initiatives are being contemplated.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	27

Contractual Obligations

As at September 30, 2013, the Company had the following commitments:

(in 000’s of CAD)	Total	1 year	2-3 years	4-5 years
Operating lease payments	$1,040	$959	$68	$13
Drilling services	240	240	-	-
Equipment purchases with third party vendors	505	505	-	-
Environmental program	33	33	-	-
Total commitments	$1,818	$1,737	$68	$13

OFF-BALANCE SHEET ARRANGEMENTS

At the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

FINANCIAL INSTRUMENTS

(in 000’s of CAD)	Fair value as at September 30, 2013	Basis of Measurement	Associated Risks
Cash and cash equivalents	$23,724	Carrying value	Concentration, credit, currency, interest rate
Marketable securities1	$26	Fair value through other comprehensive income	Exchange
Trade and other receivables2	$9,187	Fair value / carrying value	Concentration, credit, currency, commodity price
Trade and other payables	$5,983	Carrying value	Currency

(1) Classified as short-term investments in the Company’s condensed interim consolidated statement of financial position.
(2) Trade receivables of $6,419 are measured at fair value and other receivables of $2,768 are measured at carrying value.

The carrying values of cash and cash equivalents, marketable securities, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items.  The fair values of marketable securities are based on current bid prices at September 30, 2013.

Cash and cash equivalents as at September 30, 2013, the settlement of trade and other receivables together with future cash flows from operations are sufficient to support the Company's future commitments and operational needs, including the settlement of trade and other payables.

During the reporting period, the Company did not incur any material gains or losses in respect of its financial instruments.

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations.  The Company’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s mining operations and exploration programs, and to limit exposure to credit and market risks.

The risks associated with the financial instruments used by the Company and the way in which such exposures are managed are as follows:

(a)	Concentration risk

Concentration risk exists in cash and cash equivalents and short-term investments because significant balances are maintained with four financial institutions.  To mitigate the risk, the Company diversifies its cash and cash equivalents and short-term investments by holding guaranteed investment certificates and similar securities with a number of different financial institutions.  The primary investment products include, but are not limited to, high interest savings accounts and guaranteed investment certificates.

Concentration risk also exists in trade accounts receivable because the Company’s revenues are currently substantially derived from sales to three customers.  To mitigate the risk, the Company continues to seek other viable customers for the sale of its metal concentrates.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	28

(b)	Credit risk

Credit risk primarily arises from the Company’s cash and cash equivalents, short-term investments, and trade and other receivables.  The risk exposure is limited to their carrying amounts at the statement of financial position date.  The risk is mitigated by holding cash and cash equivalents with highly rated Canadian and Mexican financial institutions.  The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.  The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.  The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers.  The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

(c)	Market risk

The significant market risks to which the Company is exposed are currency, interest rate, commodity price and exchange risk.

(i)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars.  As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar, namely the US dollar and Mexican peso.  The results of the Company’s operations are subject to currency transaction and translation risks.

(ii)  Interest rate risk

The Company’s approach is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders.  The Company manages risk by monitoring changes in interest rates and by maintaining a relatively short duration for its portfolio of cash equivalent securities.  Many of these instruments can be immediately redeemed and those of a fixed term do not exceed one year.

(iii)	Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals.

Silver and gold prices, as well as lead and zinc prices, have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production and short-term changes in supply and demand because of speculative hedging activities.  The value of trade receivables depends on changes in metal prices over the quotation period.  The Company has not hedged silver and gold prices.  The Company may, from time to time, enter into option contracts to mitigate the price risk associated with the sales of its lead and zinc by-products for periods not exceeding one year.

(iv)	Exchange risk

The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for.  The exchange price of the shares may fluctuate significantly depending on various other market factors.  To mitigate the risk, the Company’s approach is to maintain minimal investments in marketable securities.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	29

OUTLOOK

The Company expects to exceed its guidance of 2.4 to 2.5 million silver equivalent ounces for the 2013 fiscal year, based on its production results to the end of October and production outlook for November and December.  The Company’s production for nine months ended September 30, 2013 totalled 2,076,963 silver equivalent ounces, representing growth of 22% over the same period in 2012.

Given the improvement in cash cost during the third quarter and the most recent production and grade results, the Company expects its cash cost for 2013 to come in below its guidance of US$15 to US$16 per silver ounce for the 2013 fiscal year.

The Company will continue to pursue cost reductions and focus on grade control.  It is cautioned that the Guanajuato and Topia mines have complex geology which makes them prone to grade variability.  The measures taken to mitigate grade variability to date cannot serve to completely eliminate this factor in the future.

Initial production from San Ignacio is expected to commence in the first half of 2014 at approximately 100 tonnes per day, and increase to approximately 250 tonnes per day by the end of 2014.  Ore will be trucked to and processed at the Company’s Cata plant at the main Guanajuato Mine Complex 22 kilometres away.  The ability to increase throughput at Guanajuato, with no further capital expenditures, is expected to have a positive impact on site production costs and ultimately cash costs.

Subsequent to the third quarter, the Mexican Congress approved a tax reform package for the 2014 year.  Based on an initial assessment these reforms may have a material impact on the Company’s financial results in 2014.  The Company continues to monitor this closely and expects to provide an update on the impacts at year end.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	30

TRANSACTIONS WITH RELATED PARTIES

The Company has entered into the following transactions with related parties:

(in 000’s of CAD)	2013 Q3	2012 Q3	9 Months Ended Sep 30, 2013	9 Months Ended Sep 30, 2012
Consulting fees paid or accrued to companies controlled by directors of the Company	$110	$74	$360	$946
Director fees paid or accrued	54	68	145	163
Consulting fees paid or accrued to a company with a common director of the Company	-	-	-	34
Office and administration fees paid or accrued to a company controlled by a director of the Company	-	-	-	21
	$164	$142	$505	$1,164

As at September 30, 2013, $37,000 (December 31, 2012 - $30,000) was due to companies controlled by officers and directors of the Company and was included in trade and other payables.  Amounts due from companies with common directors were $13,000 (December 31, 2012 - $17,000) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at fair value.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgements, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  The Company is not required to make any significant judgements in the application of its accounting policies.

Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis.  Revision to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.  A summary of the Company’s significant accounting policies is set out in Note 3 of the consolidated financial statements for the year ended December 31, 2012.

The Company has identified the following areas where estimates and assumptions are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company’s statement of financial position reported in future periods.

Useful Lives of Mineral Properties, Plant and Equipment

The Company estimates the remaining lives of its producing mineral properties using a combination of quantitative and qualitative factors including historical results, mineral resources reported under National Instrument 43-101 (“NI 43-101”), estimates of ore production from areas not included in the NI 43-101 reports, and management’s intent to operate the property.  The estimated remaining lives of the producing mineral properties are used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available.  Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the NI 43-101 reports, and management’s intent to operate the property and may ultimately have a material impact on the estimated remaining lives of the properties.

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THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	31

The Company assesses the remaining lives of its producing mineral properties on a quarterly basis by assessing the quantitative and qualitative factors described.  During the three months ended September 30, 2013, there were no changes to the estimated remaining or useful lives as estimated for the financial results for the year ended December 31, 2012.

Reclamation and Remediation Provisions

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience.  These estimates are based on remediation activities required by environmental laws in Mexico, the expected timing of cash flows, and the pre-tax risk free interest rates on which the estimated cash flows have been discounted.  These estimates also include an assumption of the rate at which costs may inflate in future periods.  Actual results could differ from these estimates.  The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Review of Asset Carrying Values and Assessment of Impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment.  If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.  The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows.  The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets.  In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of profit or loss.

Allocation of Costs between Mine Development and Production

The Company performs capital mine development and production activities within the same areas of the Guanajuato mine.  Therefore, the Company is required to allocate costs between mine development and production.  The Company allocates costs between mine development and production using the percentage of cubic metres of material moved.  The allocation requires estimates about the nature of the work performed and the volume of material moved.  Actual costs could vary from the estimated costs.

Revenue from Concentrate Sales

Revenue from the sale of metals in concentrate is recorded at the time when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured.  Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in market metals prices result in an embedded derivative in the related trade accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.  During periods of high price volatility, the effect of mark-to-market price adjustments related to the concentrate shipments which remain to be settled could be significant.  In addition, actual settlement prices could vary significantly from the estimated prices at each reporting date.

Income Taxes and Recoverability of Deferred Tax Assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.  Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized.  In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	32

CHANGES IN ACCOUNTING STANDARDS

Effective January 1, 2013, the Company adopted the following accounting standards issued by the International Accounting Standards Board:

•	IFRS 10 Consolidated Financial Statements
•	IFRS 11 Joint Arrangements
•	IFRS 12 Disclosure of Interests in Other Entities
•	IFRS 13 Fair Value Measurement
•	Amendments to IAS 1 Presentation of Financial Statements
•	Amendments to IAS 34 Interim Financial Reporting
•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  The adoption of IFRS 10 had no effect on previously reported results or on the results for the current period as there was no change to the consolidation status of the Company’s subsidiaries.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  The adoption of IFRS 11 had no effect on previously reported results or on the results for the current period.

IFRS 12 Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.  The adoption of IFRS 12 had no effect on previously reported results or on the results for the current period.

IFRS 13 Fair Value Measurement defines fair value and sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; and, measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.  The adoption of IFRS 13 had no effect on previously reported results or on the results for the current period.

The amendments to IAS 1 Presentation of Financial Statements included a requirement to separate items presented in other comprehensive income into two groups based on whether or not they may be recycled to profit or loss in the future.  The amendments to IAS 1 had no effect on previously reported results or on the results for the current period.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	33

The amendments to IAS 34 Interim Financial Reporting included requirements to disclose total segmented liabilities and to provide certain fair value disclosures.  The amendments to IAS 34 had no effect on previously reported results or on the results for the current period, and the Company has incorporated the required disclosures into its condensed interim consolidated financial statements for the three and nine months ended September 30, 2013.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for costs of stripping activities in the production phase when two benefits accrue: (1) usable ore that can be used to produce concentrate inventory and (2) improved access to further quantities of material that will be mined in future periods.  The adoption of IFRIC 20 had no effect on previously reported results or on the results for the current period as the Company operates underground mines and does not incur stripping costs.

The following are accounting standards anticipated to be effective January 1, 2014 or later:

Financial Instruments

The International Accounting Standards Board intends to replace International Accounting Standard 39, Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”) in three main phases.  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.  IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets.  Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

IAS 32 (Financial Instruments: Presentation) was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2014.

The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 138,419,715 common shares issued and 6,624,269 options outstanding.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance in respect to the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with International Financial Reporting Standards.

During the nine months ended September 30, 2013, there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	34

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers.  There have been no changes in the Company’s disclosure controls and procedures during the quarter ended September 30, 2013 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

RISKS AND UNCERTAINTIES

Commodity Price Risk

The market price of precious metals and other minerals is volatile and cannot be controlled.  The Company’s profitability and long-term viability will depend on the market price of silver, gold, lead and zinc.  If these prices should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic.  There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same.  Factors beyond the Company’s control may affect the marketability of any minerals discovered.

The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, the effect of which cannot be accurately predicted.

Mineral prices have fluctuated widely, particularly in recent years.  Fluctuations in metals prices can significantly affect the cost per ounce, cash-flow and profitability.  Management, from time to time, will explore entering into possible hedging arrangements to limit the Company’s exposure to changes in prices of base metals, specifically lead and zinc.

Currency Risk

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar, and as a result fluctuations in currency exchange rates may significantly impact the Company’s earnings and cash flows.  Revenues from the sale of concentrates are primarily denominated in US dollars, while operating costs are primarily denominated in Canadian dollars and Mexican pesos.  The appreciation of the Mexican peso against the Canadian dollar would increase the cost of exploration, development and operations at the Company’s mineral properties in Mexico.  The Company does not actively manage its foreign exchange risk with hedging instruments.

Interest Rate Risk

The Company’s exposure to interest rate risk is limited to cash invested in high interest savings accounts and guaranteed investment certificates at fixed rates of interest and cash equivalents that are maintained at floating rates of interest.  The Company manages the risk by monitoring changes in interest rates in comparison to prevailing market rates.  The Company does not carry any material financial liabilities which bear interest.

Credit Risk

The Company’s credit risk exposure is limited to the carrying amounts of cash and cash equivalents, short-term investments and amounts receivable.  Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates, and short-term investments are made in guaranteed investment certificates with fixed maturity dates.  The Company does not invest in asset-backed deposits or investments and does not expect any credit losses.  The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	35

The Company also assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers.  The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

Concentration of Customers

The Company sells refined concentrates containing silver, gold, lead and zinc to metal traders and smelters.  The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue.  Although the Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metal traders or smelters capable of purchasing the Company’s supply, there can be no assurance that the Company will be able to maintain its current significant customers or secure significant new customers on similar terms and this may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company ensures there is sufficient working capital to meet short-term business requirements.  One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows.  The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

For the quarter ended September 30, 2013, cash flows provided by operations were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures, capital expenditures and head office costs.  The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

Exploration and Development Stage of the Properties

The Company has made a significant investment to expand the NI 43-101 compliant Mineral Resource estimates for both the Guanajuato and Topia mines.  Exploration work on the Company’s mines and mineral properties has expanded as the Company seeks to define additional resources.  Even in the event commercial quantities of minerals are discovered, exploration and development stage properties, such as San Ignacio, El Horcon and Santa Rosa, might not be brought into a state of commercial production.  The search for valuable minerals as a business is extremely risky.  Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration.  There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labour and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

Competition and Agreements with Other Parties

The mineral industry is intensely competitive in all phases.  The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	36

The Company’s management consists of individuals with vast experience, knowledge, and contacts to capitalize on future opportunities.

Market Forces outside the Control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

To mitigate these risks and uncertainties that affect our operations and improve on predictability, the Company enters into contracts with customers and vendors.

Environmental Factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations.  Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects.  There is an increased level of responsibility for companies, and a trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

The Company has taken a proactive approach to managing environmental risk.  The Company participated in a voluntary audit of its Guanajuato operations and conducted a multi-year environmental program completed in 2011, working in cooperation with the Mexican environmental authority to ensure compliance with regulations governing the protection of the environment in Mexico.

Inherent Dangers with Mining

The development and operation of a mine involves risks that even experience and knowledge may not be able to overcome.  These risks include, but are not limited to, unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums.  Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Safety is the Company’s highest priority in operating its mines.  A comprehensive safety program is in place at both mines and meetings with employees and contractors are held on a regular basis to reinforce standards and practices.  The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

Theft of Concentrate

The geographic location of the Company’s operating mines in Mexico and trucking routes taken through the country to the ports for delivery, give rise to a risk of concentrate theft.  Concentrates are the product of the processing of ore mined by the Company in its processing plants.  The concentrates contain silver, gold and base metals and are sold to refiners to extract the metals.  The Company has experienced theft of concentrate in the past, however, such amounts have not been material.  There are indications that such thefts are on the rise and the Company has taken additional steps to secure its concentrate, whether in storage or in transit.  The Company also has insurance in place, however, recovery of the full market value may not always be possible.  Despite these risk mitigation measures, there remains a continued risk that theft may have a material impact on our financial results.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	37

Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods.  The Company has experienced such incursions, however, none of these has resulted in a significant loss to the Company or impacted the operations.  Although the risk of a significant loss of mineralized ore to these illegal miners is not substantial, they pose a safety and security risk.  Their incursions and mining activities can potentially compromise underground structures and equipment which may lead to production stoppages.  The Company has improved security measures at its sites to address this issue and ensure the safety and security of employees and contractors.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws (collectively “forward-looking statements”).  All statements, other than statements of historical fact, that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans” and similar words.  Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled “Outlook”, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; sales volume and selling prices of products; capital expenditures, plans and expectations for the development of the Company’s mines and projects; progress in the development of mineral properties; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; and the future plans and expectations for the Company’s properties and operations.  Examples of specific information in this MD&A that may constitute forward looking statements are:

•	The Company’s objective to acquire additional mines or projects in Latin America
•	Plans and targets for exploration and development drilling in 2013 and beyond for each of the Company’s properties
•	Expectation that the Company expects to exceed its silver equivalent ounce production guidance for 2013
•	Expectation that the Company expects cash cost per silver ounce for 2013 to be less than guidance
•	Expectations that existing capacity and continued improvements at the Guanajuato and Topia processing plants will help provide the foundation for growth in 2014 and beyond
•	Expectations for improvements in unit costs in future periods
•
Expectation that cash flow from operations will not cover currently projected capital investments for the year should metal prices continue at current levels or go lower into the second half of the year

•	Expectations for grade variability, or improvement in grades
•	Expectations to reinstate certain claims at the Company’s El Horcon Project
•	Capital expenditure forecasts for 2013
•	Expected cash-flows for 2013
•	Expectation of construction timeline at the San Ignacio Project and commencement of production 2014

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THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	38

•	Expectation for an updated mineral resource estimate for Guanajuato before the end of the year
•	Expectation for an updated mineral resource estimate for Topia in the first quarter of 2014
•	Expectation that the commencement of production from San Ignacio in 2014 will positive impact on site production costs and ultimately cash costs
•	Expectation that Rayas shaft renovation and increase in capacity will positively impact operating efficiency
•	Expectations that tax reforms in Mexico may have a material impact on the Company's financial results in 2014
•
Expectation to reduced to number of operating mines at Topia to nine by year-end, and that production at the remaining mines will be increased in order to maintain overall production levels and improve efficiency

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below.  These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the Company’s ability to maintain adequate internal control over financial reporting; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances and adverse weather conditions.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.  Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, and to the extent required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled “Description of the Business – Risk Factors” in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2012 (dated May 27, 2013), which is available on SEDAR at http://www.sedar.com, and in “Risks and Uncertainties” in this MD&A.  Readers are advised to carefully review and consider the risk factors identified in the AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.  Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the AIF.

GREAT PANTHER SILVER LIMITED
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)	39

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations thereunder.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Silver Limited, including the Company’s Annual Information Form for the year ended December 31, 2012, can be found on SEDAR at http://www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml or the Company’s website at http://www.greatpanther.com.

GREAT PANTHER SILVER LIMITED
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